SE

20003830

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Kelby Street, 14th Floor
(No. and Street)

Fort Lee	NJ	07024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Patrick Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRB Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of CRB Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CRB Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 21, 2020

We have served as the Company's auditor since 2018.

CRB Securities, LLC

Statement of Financial Condition
As of December 31, 2019

ASSETS		
Cash and cash equivalent	$	268,944
Prepaid expenses		470
TOTAL ASSETS	$	269,414
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Due to Member	$	6,432
TOTAL LIABILITIES		6,432
EQUITY:		
Equity Contributed by Member	$	450,000
Accumulated deficit		(187,018)
TOTAL MEMBER'S EQUITY		262,982
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	269,414

The accompanying notes are an integral part of this financial statement

1. Organization and Nature of Business

CRB Securities, LLC (the "Company") is incorporated in the state of New Jersey and is an introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is approved by FINRA to provide investment banking and private placement services but have not yet received approval from New Jersey to commence securities activities. The Company received approval of the regulatory authorities on December 4, 2017 (date of registration) and has not conducted any securities transactions at any time during the reporting period. The Company is solely owned by Cross River Bank (the "Member").

The Company does not hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. None of the Company's cash is restricted in any way.

Income Taxes

Accounting Policy:

The Company has elected to be treated as an entity not subject to tax and accordingly is a Single Member LLC treated as a Disregarded Entity. The Company is not subject and does not pay Federal, state or local taxes.

ASU Adoption:

On December 18, 2019, the Financial Accounting Standards Board issued ASU No. 2019-12, Income Taxes (Topic 740): *Simplifying the Accounting for Income Taxes*, which is intended to clarify various aspects related to accounting for income taxes. This ASU is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance. As of December 31, 2019, the only amendment applicable for the Company is the FASB's addition of ASC 740-10-30-27A, which clarifies that legal entities that are not subject to tax are not required to include amounts of consolidated current and deferred taxes in their separate financial statements. As required by ASU 2019-12, the Company's transition method for this amendment is being applied retrospectively. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 with early adoption permitted. The Company has early adopted ASU 2019-12 as of year ended 12/31/2019. The adoption did not have a material impact on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

3. Contingent Liabilities

As of December 31, 2019, the Company did not have any contingent liabilities that were probable and or reasonably estimable, which would have a material adverse impact on the Company's financial statements. Hence, no loss amount has been recorded in accordance with *ASC 450-10, Contingencies*.

4. Related Party Transactions

During the fiscal year, the Company recorded an allocation of rent, wages and overhead costs from its Member. Total costs allocated to the Company during 2019 were $16,480. The Member also paid certain direct invoices on behalf of the Company, which are included in the Due to Member balance on the statement of financial condition. On December 11, 2019 the Company received a $200,000 capital contribution from the Member. The contribution was used to settle $182,588 of intercompany balances on December 30, 2019. As of December 31, 2019 the intercompany balance owed to the Member was $6,432. The allocation methodology has not changed from the prior year.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $262,512, which was $257,512 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.45%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under exemption k(2)(i).

6. Concentration Risk

The Company maintains its cash accounts in a commercial bank. The Company does not consider itself to be at risk with respect to its cash balances

7. Lease Accounting

In connection with ASC Topicl 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards had on the Company's financial statements using a modified retrospective transition approach. During 2019, the Company had an expense sharing arrangement with its Member, whereby the Member allocated a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

8. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through February 21, 2020, the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.